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                             April 29, 2021

       Chan Heng Fai
       Chief Executive Officer
       Alset EHome International Inc.
       4800 Montgomery Lane
       Suite 210
       Bethesda, MD 20814

                                                        Re: Alset EHome
International Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 19,
2021
                                                            CIK No. 0001750106

       Dear Mr. Heng Fai:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Darrin M. Ocasio, Esq.